Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 16, 2014

A Compelling Acquisition to Accelerate Medtronic’s Growth Strategies

June 16, 2014

Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 16, 2014

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg Partners LP, which is a registered broker dealer with the U.S. Securities and Exchange Commission, is acting for Medtronic and New Medtronic and no one else in connection with the Transaction and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transaction or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

General

Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in this announcement; and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Medtronic employees on Medtronic’s website (www.medtronic.com) and Covidien employees on Covidien’s website (www.covidien.com).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

SPEAKERS ON TODAY’S CALL

Omar Ishrak

Chairman & CEO Medtronic, Inc.

José (Joe) Almeida

Chairman, President, & CEO Covidien plc

Gary Ellis

EVP & CFO Medtronic, Inc.

SIGNIFICANT BENEFITS FOR BOTH MEDTRONIC AND COVIDIEN SHAREHOLDERS

HIGHLY STRATEGIC AND COMPELLING ACQUISITION

Creates the Premier Global Medical Technology and Services Company with Comprehensive Product Portfolio and Broad Global Reach

Accelerates Medtronic’s three core strategies of Therapy Innovation, Globalization and Economic Value

Covidien’s impressive portfolio of industry-leading products enhances Medtronic’s portfolio, offers greater breadth across clinical areas, and creates exciting entry points into new therapies

Combination of Covidien’s extensive emerging market R&D and manufacturing with Medtronic’s well-established clinical expertise can be applied across a much broader product offering

Covidien’s hospital efficiency technology enhances Medtronic’s ability to deliver Economic Value to create a robust and unmatched Integrated Health franchise

Extremely attractive financially: Double-digit hurdle rate with achievable cost synergies

Combined company expected to generate significant free cash flow with greater deployment flexibility

CREATES GLOBAL HEALTHCARE FRANCHISE WITH UNPARALLELED SIZE, BREADTH AND LEADERSHIP

	Medtronic	COVIDIEN
LTM REVENUES LTM ADJ EBITDA[3]	$17 Billion[1] $5.9 Billion[1]	$10 Billion[2] $2.8 Billion[2]
GLOBAL REACH	~140 countries, ~49,000 employees	Over 150 countries, ~38,000 employees
LEADERSHIP BREADTH	#1 in CRDM #1 in Coronary Stents #1 in Endovascular #2 in Structural Heart #1 in Spine #1 in Neuromodulation #1 in Surgical Technologies #1 in Diabetes	#1 in Minimally Invasive Surgery #1 in Peripheral Vascular #1 in Neurovascular #1 in Respiratory & Monitoring #1 in Medical Supplies (U.S.)
STRONG LEGACY OF INNOVATION	Pacemaker, ICDs, Cardiac Resynchronization, Transcatheter Heart Valves, Artificial Spinal Discs, Spinal Cord Stimulation, Deep Brain Stimulation, Insulin Pumps, Continuous Glucose Monitoring	Endomechanical Stapling, Vessel Sealing & Dissection, Wide-Neck Cerebral Aneurisms, Mechanical Thrombectomy in setting of Ischemic Stroke, Sequential Compression Devices, Pulse Oximetry, Capnography
EMERGING MARKETS DEPTH	$2.1 Billion of revenue growing mid-teens at constant currency	$1.6 Billion of revenue[2] growing mid-teens at constant currency

Medtronic

1 Revenues are FY14. FY14 EBITDA excluding restructuring charges, net, certain litigation charges, net, special charges, and acquisition-related items

8

2 Amounts are for the last 12 months, ended March 28, 2014
3 Last 12 months adjusted EBITDA is a non-GAAP measure.

COVIDIEN

COVIDIEN SIGNIFICANTLY ADVANCES MEDTRONIC’S KEY STRATEGIC PRIORITIES

Therapy Innovation: Delivering strong

launch cadence of meaningful therapies and procedures

Globalization: Addressing the inequity in healthcare access globally

Economic Value: Becoming a leader in value-based healthcare by incorporating EV into our DNA

THERAPY COVIDIEN INNOVATION ADVANCES IS CORE TO OUR MEDTRONIC SUCCESS FOCUS ON THERAPY INNOVATION

Enhances and Accelerates Our Existing Portfolio Across CVG and RTG

Adds Greater Breadth Across Clinical Areas

Covidien’s New Therapies Benefit from Medtronic Clinical/Regulatory, Reimbursement & Market Development Expertise

Complementary Peripheral Vascular businesses

Covidien Neurovascular: critical element of fast-developing Medtronic Neuroscience strategy

Advanced Energy: Cross selling opportunities

Complementary portfolio of industry-leading and innovative technologies for both open and minimally-invasive surgical procedures

New patient monitoring and respiratory critical care platforms

Lung Cancer: Diagnostic and Therapeutic

GI Solutions: Diagnostic and Therapeutic

Embolic Stroke: Therapeutics

Advanced Minimally Invasive Surgery

STRATEGICALLY EXPANDS OUR FOOTPRINT IN FAST GROWING EMERGING MARKETS

COVIDIEN ACCELERATES OUR GLOBALIZATION STRATEGY

LEADING, DIVERSIFIED PRESENCE IN EM TODAY

FY14 GEOGRAPHIC MIX



Other Asia
India
Central & East. Europe
China
$2.1B
Latin America
Middle East & Africa

FY14 BUSINESS MIX



Diabetes
Restorative Therapies
$2.1B
Cardiac & Vascular

LEADING, DIVERSIFIED PRESENCE IN EM WITH COVIDIEN

PRO FORMA GEOGRAPHIC MIX



Other Asia
India
Central & East. Europe
China
$3.7B
Latin America
Middle East & Africa

PRO FORMA BUSINESS MIX



Vascular Therapies
Respiratory & Patient Care
Cardiac & Vascular
$3.7B
Surgical Solutions
Diabetes
Restorative Therapies

- $3.7 billion combined EM footprint; expect sustained double-digit growth
- Covidien: Extensive EM R&D and manufacturing
- Medtronic: Well-established clinical expertise
- Broader product offering for government and major provider partnerships

Medtronic 11 COVIDIEN

COVIDIEN ACCELERATES OUR GLOBALIZATION STRATEGY

ELEVATE COVIDIEN EM CENTERS FOOTPRINT OF INNOVATION IN KEY MARKET WILL

COVIDIEN MAJOR R&D PRODUCTs CAPABILITIES AND

Expands upon decades of leadership in healthcare professional training

Establishes local presence in key geographies

Enhances regional manufacturing increasing speed to local markets

Established and highly functional R&D capabilities in emerging markets 12

SIGNIFICANTLY COVIDIEN INCREASES ENHANCES OUR ABILITY OUR TO SERVE ABILITY A BROADER TO DELIVER CUSTOMER BASE ECONOMIC VALUE

Diagnostic, Surgical, and Critical Care Technologies

Value primarily realized in hospital efficiency

Chronic Disease Therapies

Value primarily realized in post-acute setting

Robust and Unmatched Integrated Health Solutions Partner

Physicians Payers

Hospital Systems Governments

Patients

TRANSACTION OVERVIEW

Transaction Terms

Transaction Structure

Timing

Acquisition of Covidien for $42.9 billion in cash and Medtronic stock

– Covidien shareholders to own ~30% of the combined company at closing

– Medtronic to assume ~$5 billion of Covidien debt

Represents per share consideration for Covidien shareholders of:

– $35.19 in cash

– 0.956 shares of new Medtronic shares

Offer represents a 29% premium to last closing share price

Formation of newly domiciled Irish entity; current headquarter operations remain intact in Minnesota Transaction taxable, for U.S. federal income tax purposes, to Medtronic and Covidien shareholders

Closing expected in late calendar 2014 / early calendar 2015 Subject to regulatory approvals Subject to Medtronic and Covidien shareholder approvals

DRIVING SIGNIFICANT SHAREHOLDER RETURNS

COMPELLING FINANCIAL IMPACT

Revenue Growth

Much stronger platform for diversified growth

Significant revenue synergy potential from cross-selling

Cost Synergies

At least $850 million pre-tax; quickly achievable

Back office optimization, manufacturing & supply chain infrastructure, and certain G&A savings

EPS Impact

Cash EPS accretive in FY16

Significant cash EPS accretion thereafter

GAAP EPS accretion by FY18

Balance Sheet Implications

Significantly expands access to capital

Committed to Tier 1 commercial paper rating

Leverage

2.3x pro forma debt to EBITDA at closing

Capital Allocation Policy

Solidifies commitment to return 50% of free cash flow with more flexibility going forward

TRANSACTION PROVIDES GREATER ACCESS TO CAPITAL

STRONG FREE CASH FLOW GOING FORWARD

Financially efficient structure will provide more flexibility to invest, innovate, and create long-term value for shareholders

Acquisitions and venture investments in the U.S. 1

U.S. R&D

2

Return to shareholders

3

Committed to Investing an Incremental $10 Billion in U.S. Technology over the Next Decade

PLAN TO CRISPLY EXECUTE INTEGRATION

Integration leader at senior vice president level reporting directly to CEO

Immediately assembling dedicated integration team made up of both Medtronic and Covidien leaders, with additional focus on minimizing disruptions

Integration team accountable for the delivery of cost synergies; identify and operationalize all future growth and productivity opportunities

Integration team to immediately begin preparing plans to execute upon closing

Combine Peripheral Vascular and Neurovascular with Medtronic business units with complementary products to maximize synergies and cross-selling opportunities

Remaining Covidien business units expected to continue to operate separately

COMBINATION RESULTS IN STRATEGIC DIVERSIFICATION

18.2%

17.8% 11.1%

7.7%

6.9%

6.4%

6.1%

5.8%

4.4%

3.9% 3.7%

3.6%

2.8%

1.6%

31.9%

15.2%

11.8%

10.2% 9.8%

9.5%

7.3%

4.3%

Advanced Surgical

General Surgical

Peripheral Vascular

Patient Care

Nursing Care

Patient Monitoring

Airway & Vent

Neurovascular

29.4%

10.3%

7.1%

5.3% 17.9%

11.2%

9.2%

9.7%

CRDM

Coronary

Structural Heart

Endo

Ortho/Spine

Neuro

Surgical Tech

Diabetes

MEDTRONIC FY14 REVENUE

COVIDIEN REVENUE1

PRO FORMA REVENUE

$17.0B $10.4B

$27.4B

CRDM

Advanced Surgical

Ortho/Spine

Peripheral & Endovascular

Neuro Coronary

Diabetes

Structural Heart

General

Surgical

Patient Care

Nursing Care

Patient Monitoring

Airway &

Vent Neurovascular

1 Last 12 months, ended March 28, 2014

HIGHLY STRATEGIC AND FINANCIALLY COMPELLING COMBINATION

More competitive, comprehensive platform for growth; access to exciting new therapies

Diversifies revenue mix and growth

Operational synergies drive significant incremental value

Accretive to cash earnings in FY16 and significantly accretive thereafter

Transaction requires minimal incremental leverage and strategic deployment of trapped cash

Increases access to capital for strategic investments and sustainable shareholder returns

Significant share in the value creation potential of the combined company (through 30% pro forma ownership)

Cash consideration provides some immediate upfront

value to shareholders

Attractive premium of 29% to last closing share price

Cash component plus ability to participate in upside of combined company through stock component

BENEFITS TO

MEDTRONIC SHAREHOLDERS

BENEFITS TO

COVIDIEN SHAREHOLDERS

Q&A

MEDTRONIC, INC.

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES TO EBITDA EXCLUDING RESTRUCTURING CHARGES, NET, CERTAIN LITIGATION CHARGES, NET, SPECIAL CHARGES, AND

ACQUISITION-RELATED ITEMS (Unaudited) (in millions)

FY14

Earnings from continuing operations before income taxes $ 3,705 Restructuring charges, net 78

Certain litigation charges, net 770 Special charges 40

Acquisition-related items 117

Earnings from continuing operations before income taxes excluding restructuring charges, net, certain litigation charges, net, special charges, and acquisition-related items $ 4,710

Interest expense 379

Depreciation and amortization 850

EBITDA excluding restructuring charges, net, certain litigation charges, net, special charges, and acquisition-

related items $ 5,939

Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP.

COVIDIEN PLC

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES TO

ADJUSTED EBITDA (Unaudited) (in millions)

12 Months Ended March 28, 2014

Earnings from continuing operations before income taxes $ 2,104 Restructuring charges, net 122

Environmental charge 65

Acquisition-related items 21

Renal denervation charges, net 9

Gain on divestiture, net(111)

Net gain on investments(12)

Loss on retirement of debt 20

Impact of Tyco tax sharing agreement(146)

Earnings from continuing operations before income taxes excluding specified items $ 2,072

Interest expense, net 194

Depreciation and amortization 544

Adjusted EBITDA $ 2,810

Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP.

MEDTRONIC, INC.

RECONCILIATION OF EMERGING MARKET REVENUE GROWTH TO CONSTANT CURRENCY GROWTH

(Unaudited) (in millions)

Currency Impact Constant

Reported on Growth (a) Currency

FY14 FY13 Growth Dollar Percentage Growth

Emerging Market Revenue (a) $2,110 $1,896 11%($46) -3% 14%

(a) Emerging Market Revenue includes revenues from Asia Pacific (except Australia, Japan, Korea, and New Zealand), Central and Eastern Europe, Greater China, Latin America, the Middle East and Africa, and South Asia.

Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP.

COVIDIEN PLC

RECONCILIATION OF EMERGING MARKET REVENUE GROWTH TO CONSTANT CURRENCY GROWTH

(Unaudited) (in millions)

12	Months 12 Months Currency Impact Constant

Ended Ended Reported on Growth (a) Currency

March 28, 2014 March 29, 2013 Growth Dollar Percentage Growth

Emerging Market Revenue (a) $1,555 $1,383 12% ($38) -3% 15%

(a) Emerging Market Revenue includes revenues from Eastern Europe, Middle East, Africa, Asia (excluding Japan) and Latin America.

Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP.